UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2021

001-39479

(Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

As described in the press release attached to the Form 6-K furnished on June 25, 2021, on June 25, 2021, Akumin Inc. (the “Company”) announced that it entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire Alliance HealthCare Services, Inc. (“Alliance”), a leading national provider of radiology and oncology solutions to hospitals, health systems and physician groups. Subject to the terms and conditions of the Purchase Agreement, a subsidiary of the Company agreed to acquire 100% of the common stock of Alliance. The full Purchase Agreement, as filed on SEDAR on June 28, 2021, is furnished as Exhibit 99.1 hereto. In connection with the acquisition, the Company and an affiliate of Stonepeak Infrastructure Partners (“Stonepeak”) executed a financing commitment (the “Financing Commitment”) whereby Stonepeak will provide debt and equity financing to the Company in connection with the Alliance acquisition. The full purchase agreement in connection with the Financing Commitment, as filed on SEDAR on June 28, 2021, is furnished as Exhibit 99.2 hereto.

Exhibit Index

Exhibit No.	Description

99.1	Share Purchase Agreement, dated June 25, 2021, among Thaihot Investment Co., Ltd as the Seller, Alliance Healthcare Services Inc. As the Company, and Akumin Corp., as Purchaser

99.2	Series A Notes and Common Share Purchase Agreement, dated June 25, 2021, between Akumin Inc., Akumin Corp. and Stonepeak Magnet Holdings LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: June 28, 2021	By:	/s/ Matt Cameron
Matt Cameron Senior Vice President and General Counsel